Exhibit 99.2
CARVE-OUT FINANCIAL STATEMENTS
OF
PETROJARL VARG

PETROJARL VARG (Notes 1 and 2)
CARVE-OUT STATEMENTS OF INCOME (unaudited)
(in thousands of U. S. dollars)

	Six Months Ended June 30,
	2009	2008
	$	$

REVENUES	47,505	46,768

OPERATING EXPENSES
Vessel operating expenses ($422 and $nil from related parties — note 8d)	19,092	20,941
Depreciation and amortization	11,266	8,830
General and administrative expense ($3,047 and $3,499 from related parties — notes 8a and 8d)	3,047	3,499

Total operating expenses	33,405	33,270

Income from vessel operations	14,100	13,498

OTHER ITEMS
Interest expense ($4,728 and $7,917 from related parties — note 8b)	(4,728)	(7,917)
Interest income	3	52
Realized and unrealized gain (loss) on non-designated derivative instruments ($13,177 and ($651) from related parties — notes 8c and 8d)	13,177	(651)
Foreign currency gain (loss)	(28)	603
Other expense	(3)	(4)

Total other items	8,421	(7,917)

Income before income taxes	22,521	5,581

Income tax expense	(5,593)	(5,221)

Net income	16,928	360
Less: Net income attributable to non-controlling interests	—	(3,741)

Net income (loss) attributable to stockholders of Teekay Corporation	16,928	(3,381)

The accompanying notes are an integral part of the carve-out financial statements.
PETROJARL VARG (Notes 1 and 2)
CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)
(in thousands of U. S. dollars)

	Six Months Ended June 30,
	2009	2008
	$	$

Net income	16,928	360

Other comprehensive income:
Unrealized gain on qualifying cash flow hedging instruments (net of tax of $306)	788	—
Realized loss on qualifying cash flow hedging instruments (net of tax of $178)	455	—

Total other comprehensive income	1,243	—

Comprehensive income	18,171	360
Less: Comprehensive income attributable to non-controlling interests	—	(3,741)

Comprehensive income (loss) attributable to stockholders of Teekay Corporation	18,171	(3,381)

The accompanying notes are an integral part of the carve-out financial statements.

PETROJARL VARG (Notes 1 and 2)
CARVE-OUT BALANCE SHEETS (unaudited)
(in thousands of U. S. dollars)

	As at	As at
	June 30, 2009	December 31, 2008
	$	$

ASSETS
Current
Cash and cash equivalents	1,696	860
Accounts receivable	12,017	11,806
Prepaid expenses	2,021	1,795

Total current assets	15,734	14,461

Vessels and equipment
At cost, less accumulated depreciation of $80,543 (2008 — $69,277)	308,878	320,144
Deferred tax assets	541	6,332
Other non-current assets	991	1,096

Total assets	326,144	342,033

LIABILITIES AND OWNER’S EQUITY
Current
Accounts payable	2,554	2,650
Accrued liabilities	3,896	3,660
Current portion of derivative instruments (note 6)	12,630	11,198
Unfavorable contract	—	4,857

Total current liabilities	19,080	22,365

Long-term debt (note 5)	140,138	270,778
Derivative instruments (note 6)	15,796	35,981
Other liabilities	4,740	3,970

Total liabilities	179,754	333,094

Owner’s equity
Owner’s equity	150,014	13,806
Accumulated other comprehensive loss	(3,624)	(4,867)

Total owner’s equity	146,390	8,939

Total liabilities and owner’s equity	326,144	342,033

The accompanying notes are an integral part of the carve-out financial statements.

PETROJARL VARG (Notes 1 and 2)
CARVE OUT STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of U. S. dollars)

	Six Months Ended June 30,
	2009	2008
	$	$

Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	16,928	360
Non-cash items:
Depreciation and amortization	11,266	8,830
Amortization of unfavorable contracts	(4,857)	(4,898)
Unrealized (gain) loss from derivative instruments	(17,027)	1,517
Deferred income tax expense	5,593	5,221
Other	589	(670)
Change in non-cash working capital items related to operating activities	(296)	(7,627)

Net operating cash flow	12,196	2,733

FINANCING ACTIVITIES
Prepayments of long-term debt	(130,640)	(33,929)
Equity contributions from owner, net	119,280	161,552

Net financing cash flow	(11,360)	127,623

INVESTING ACTIVITIES
Purchase of 35% of Teekay Petrojarl ASA	—	(134,183)

Net investing cash flow	—	(134,183)

Change in cash and cash equivalents	836	(3,827)
Cash and cash equivalents, beginning of period	860	7,635

Cash and cash equivalents, end of period	1,696	3,808

The accompanying notes are an integral part of the carve-out financial statements.
PETROJARL VARG (Notes 1 and 2)
CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY (unaudited)
(in thousands of U.S. dollars)

		Accumulated
		Other Compre-
		hensive	Total
	Owner’s	Income	Owner’s
	Equity	(Loss)	Equity
	$	$	$

Balance as at December 31, 2008	13,806	(4,867)	8,939

Net income	16,928		16,928
Other comprehensive income:
Unrealized gain on qualifying cash flow hedging instruments		788	788
Realized loss on qualifying cash flow hedging instruments		455	455

Comprehensive income			18,171

Equity contributions from owner, net	119,280		119,280

Balance as at June 30, 2009	150,014	(3,624)	146,390

The accompanying notes are an integral part of the carve-out financial statements.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS (unaudited)
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
5.	Nature of Operations

Petrojarl Varg (the Company) consists of the assets, liabilities and operations of the floating production storage and offloading (or FPSO) unit, the Petrojarl Varg FPSO (or the Varg). FPSO units are used as production facilities to develop marginal oil fields or deepwater areas remote from existing pipeline infrastructure. The Varg is a 1998-built FPSO unit and is employed on a contract with Talisman Energy Norge AS (or Talisman), which expires in June 2013 (the Talisman Contract). The Varg operates on the Varg field, which is situated on the Norwegian Continental Shelf in the North Sea.

On September 10, 2009, the Varg and the Talisman Contract (the Varg Business) were sold from wholly-owned subsidiaries of Teekay Corporation (or Teekay) to Teekay Offshore Partners L.P. (or Teekay Offshore). See note 11.

6.	Basis of Presentation

The carve-out financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). Intercompany balances and transactions have been eliminated within the carve-out financial statements. These financial statements include a carve-out of the operations of the Varg from certain subsidiaries of Teekay Corporation that business was conducted from. The preparation of these carve-out financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the carve-out financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim carve-out financial statements should be read in conjunction with the Company’s carve-out financial statements for the year ended December 31, 2008, which are included in as Exhibit 99.1 in this Form 6-K. In the opinion of management of Teekay, these carve-out financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been excluded from the carve-out. In addition, estimates have been made when allocating expenses from Teekay to the Company and such estimates may not be reflective of actual results after the sale of the Varg Business to Teekay Offshore.

Teekay acquired a 65% interest in the Varg, via its acquisition of 65% of Petrojarl ASA, which operated five FPSOs, in October 2006. Petrojarl ASA was subsequently renamed Teekay Petrojarl AS (or Petrojarl). Teekay acquired the remaining 35% of Petrojarl in June 2008. The Varg’s pro-rata share of the goodwill recognized from these acquisitions, and any subsequent impairment, has been allocated to the Company. The pro-rata share was determined using the relative fair value of the Varg Business compared to the fair value of all net assets acquired in these acquisitions. Changes in the carrying value of the Varg and the Talisman contract were specifically identifiable and were also allocated to the Company. For periods prior to June 30, 2008, a 35% non-controlling interest has been allocated to the Company. This allocation is based on the operations of the Varg that have been carved-out from Petrojarl and its subsidiaries.

Petrojarl uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were in certain cases, co-mingled with cash and cash equivalents from other operations of Petrojarl. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. However, any cash transactions from these bank accounts that were made on behalf of the Company are reflected in these carve-out financial statements as increases or decreases in owner’s equity.

Prior to the sale of the Varg to Teekay Offshore, the Varg was used as collateral for certain credit facilities (the Varg Credit Facilities). The Varg’s pro-rata share of the Varg Credit Facilities has been allocated to the Company. The pro-rata share was determined using the relative fair value of the Varg Business compared to the fair value of all net assets used as collateral for these facilities. The Varg Credit Facilities were used directly to partially finance the acquisition of the Varg. Interest has been allocated to the Company based on the Varg’s share of these two credit facilities. In addition, Teekay used certain of its corporate credit facilities to finance the remaining portion of the acquisition of the Varg. Interest has been allocated to the Company based on the amount drawn on these facilities at the time of the acquisition and the parent company’s weighted average borrowing cost. In addition, Teekay has entered into certain interest rate swaps . The Varg’s pro-rata share of these interest rate swaps has been allocated to the Company. The pro-rata share was determined using the relative fair value of the Varg Business compared to the fair value of all net assets used as collateral for these facilities.

Prior to the sale of the Varg to Teekay Offshore, the operations of the vessel were generally subject to Norwegian tax. The operations of the vessel were carved-out from a number of different subsidiaries of Teekay Corporation. Certain of these subsidiaries were a part of one or more Norwegian tax groups. Income tax attributable to the Varg has been allocated using the separate return method. Under this method, income tax is calculated as if the Varg had been in its own tax group and not part of a larger tax group. The income taxes attributable to the Varg reflect its historical tax status and do not reflect its change in tax status as a result of the September 2009 sale of the Varg from a taxable Norwegian entity owned by Teekay to a non-taxable Marshall Islands entity owned by Teekay Offshore. Current tax payable related to Varg is assumed in these financial statements to be paid by Teekay and has been reflected as an increase in owner’s equity.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS (unaudited)
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
2.	Basis of Presentation (cont’d)

General and administrative expenses consist primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment. General and administrative costs primarily originate from Teekay Petrojarl, which operates all of Teekay’s FPSOs. General and administrative costs of Teekay Petrojarl’s operational staff were allocated to the Company based on the relative amount of time these employees spent on the Varg operations compared to the operations of Teekay Petrojarl’s other FPSO’s. All other general and administrative costs of Teekay Petrojarl, which include administrative and support staff and the cost of facilities, were allocated to the Company based on the relative number of vessels of Petrojarl compared to the total number of FPSO’s owned and operated by Teekay Petrojarl. General and administrative costs were also allocated to the Company from Teekay’s head office based on the nature and extent of support services and executive oversight provided to Teekay Petrojarl, for the Varg. In addition, Teekay has entered into certain foreign exchange forward contracts to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on its operating expenditures . A portion of these foreign exchange forward contracts have been accounted for as hedges and were have been allocated to the Company based on the relative amount of Norwegian Kroner expenditures from the Varg compared to Petrojarl’s other operations.

3.	Changes in Accounting Policies
a.	In December 2007, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (SFAS No. 160). SFAS No. 160 amends Accounting Research Bulletin (or ARB) 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. This statement provides that non-controlling interests in subsidiaries held by parties other than the Company be identified, labeled and presented in the statement of financial position within equity, but separate from the stockholders’ equity. SFAS No. 160 states that the amount of consolidated net income attributable to the stockholders and to the non-controlling interest be clearly identified on the consolidated statements of income. The statement provides for consistency regarding changes in stockholders’ ownership including when a subsidiary is deconsolidated. Any retained non-controlling equity investment in the former subsidiary will be initially measured at fair value. On January 1, 2009, the Company adopted SFAS No. 160 prospectively. The Company has applied the presentation and disclosure provisions of SFAS No. 160 to its carve-out financial statements retrospectively.

b.	In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (or SFAS No. 141 (R)). SFAS No. 141 (R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This Statement also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, SFAS No. 141 (R) requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, to be recognized separately from the business combination. SFAS No. 141 (R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of SFAS No. 141(R) prospectively from January 1, 2009 did not have a material impact on the carve-out financial statements.

c.	In February 2008, the FASB issued FASB Staff Position No. 157-2 (or FSP 157-2) which delayed the effective date of SFAS No. 157, Fair Value Measurements, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This FSP defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The Company’s adoption of the provisions of SFAS No. 157 related to those items covered by FSP 157-2 from January 1, 2009 did not have a material impact on the Company’s carve-out financial statements.

d.	In March 2008, the FASB issued SFAS No. 161, Disclosures About Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 (or SFAS No. 161), which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures to enable investors to better understand how these instruments and activities are accounted for; how and why they are used; and their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption permitted. On January 1, 2009, the Company adopted the provisions of SFAS No. 161. See note 6.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS (unaudited)
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
7.	Changes in Accounting Policies (cont’d)
e.	In April 2009, the FASB issued FSP 107-1 and Accounting Principles Board Opinion 28-1 (or APB 28-1), which extends the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments to interim financial statements of publicly-traded companies. Prior to FSP No. 107-1 and APB 28-1, fair values for these assets and liabilities were only disclosed once a year. FSP No. FAS 107-1 and APB 28-1 require that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments listed in SFAS No. 107. FSP No. FAS 107-1 and APB 28-1 are effective prospectively for interim reporting periods ending after June 15, 2009. On April 1, 2009, the Company adopted the provisions of FSP No. 107-1 and APB 28-1. See note 7.

f.	In May 2009, the FASB issued SFAS No. 165, Subsequent Events (or SFAS No. 165). SFAS No. 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for selecting that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. SFAS No. 165 is for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of SFAS No. 165. See note 10.
4.	Unfavorable Contract

As part of the Company’s acquisition of Teekay Petrojarl in October 2006, it assumed an FPSO contract with terms that were less favorable than prevailing market terms at the time of acquisition. The Company recognized a liability on the date of acquisition based on the estimated fair value of this contract. The Company is amortizing this liability to revenue over the expected duration of the contract (June 2009). The amount of amortization each period is weighted basis based on the projected revenue to be earned under the contract. Subsequently, the Company entered into an agreement with Talisman to employ the Varg on an FPSO contract, at then prevailing market terms, until July 2013, with full effect commencing July 1, 2009.

The amount of amortization for this unfavorable contract was $4.9 million for both the six months ended June 30, 2009 and the same period in 2008.

5.	Long-Term Debt

	June 30,	December 31,
	2009	2008
	$	$

U.S. Dollar-denominated Revolving Credit Facility due June 2011	103,909	113,451
U.S. Dollar-denominated Revolving Credit Facility due September 2011	36,229	157,327

Total	140,138	270,778

Prior to the sale of the Varg to Teekay Offshore, the Varg was used as collateral for two credit facilities (the Varg Credit Facilities). The Varg’s pro-rata share of the Varg Credit Facilities has been allocated to the Company. This allocation is described in note 2. The amounts referred to in the balance of this note reflect only the Varg’s share of these credit facilities.

As at June 30, 2009, Teekay’s U.S. dollar-denominated revolving credit facility due June 2011 (or Petrojarl Revolver) provided for borrowings of up to $123.0 million, of which $19.1 million was undrawn. The total amount available under the Petrojarl Revolver reduces by $9.5 million (remainder of 2009), $19.1 million (2010) and $94.4 million (2011). The Petrojarl Revolver is guaranteed by certain subsidiaries of Teekay Petrojarl for all outstanding amounts and contain covenants that require Teekay Petrojarl to maintain; (a) a ratio of earnings before interest, taxes, depreciation and amortization (or EBITDA) to net interest expense of greater than 2.5 times; (b) free liquidity (cash and cash equivalents and undrawn committed revolving credit lines) of at least $40.0 million; (c) a ratio of EBITDA to expected interest and principal payments for the subsequent 12 months of at least 1.1 times; and (d) a fair market value of the FPSOs greater than 1.5 times the outstanding amount on the facility. The Petrojarl Revolver is collateralized by first-priority mortgages granted on five of Teekay Petrojarl’s vessels, including the Varg, together with other related security. As at June 30, 2009, all loan covenants were complied with.

As at June 30, 2009, Teekay’s U.S. dollar-denominated revolving credit facility due September 2011 (or TPO Revolver) provided for borrowings of up to $157.3 million, of which $121.0 million was undrawn. The total amount available under the TPO Revolver reduces in full on maturity of the revolver in 2011. The TPO Revolver is guaranteed by Teekay for all outstanding amounts and contain covenants that require Teekay to maintain free liquidity (cash and cash equivalents) of at least $50.0 million and maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay. The TPO Revolver is collateralized by shares of the borrower, together with other related security. As at June 30, 2009, all loan covenants were complied with.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS (unaudited)
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
5.	Long-Term Debt (cont’d)

Interest payments on the two revolving credit facilities are based on LIBOR plus a margin. At June 30, 2009, the margins ranged between 0.65% and 0.75%. The weighted-average effective interest rate on the Company’s long-term debt as at June 30, 2009 was 1.27%. This rate does not include the effect of the Company’s interest rate swaps. See note 6.

The aggregate annual long-term debt principal repayments required to be made subsequent to June 30, 2009 are $9.5 million (2010) and $130.6 million (2011).

6.	Derivative Instruments and Hedging Activities

The Company uses derivatives in accordance with its overall risk management policies. The following summarizes the Company’s risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates.

Foreign Currency Fluctuation Risk

The Company hedges portions of its forecasted expenditures denominated in Norwegian Kroner with foreign currency forward contracts. These foreign currency forward contracts are generally designated, for accounting purposes, as cash flow hedges of forecasted foreign currency expenditures. Where such instruments are designated and qualify as cash flow hedges, the effective portion of the changes in their fair value is recorded in accumulated other comprehensive loss, until the hedged item is recognized in earnings. At such time, the respective amount in accumulated other comprehensive loss is released to earnings and is recorded within operating expenses, based on the nature of the expense. The ineffective portion of these foreign currency forward contracts has also been reported in operating expenses, based on the nature of the expense. Realized and unrealized gains (losses) of foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized gains (losses) on non-designated derivatives in the carve-out statements of income.

As at June 30, 2009, the Company was committed to the following foreign currency forward contracts:

	Contract Amount	Fair Value / Carrying
	in	Amount of Liability		Average	Expected Maturity
	Norwegian Kroner	Hedge	Non-Hedge	Forward	2009	2010
	(in thousands)	$	$	Rate(1)	$	$

Norwegian Kroner	121,750	194	707	6.15	10,309	9,473

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.
Interest Rate Risk

The Company enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its US dollar LIBOR denominated borrowings. Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivatives in the consolidated statements of income.

As at June 30, 2009, the Company was committed to the following interest rate swap agreements:

Fair Value /
			Carrying	Weighted-	Fixed
	Interest	Principal	Amount of	Average	Interest
	Rate	Amount	Liability	Remaining Term	Rate
	Index	$	$	(Years)	(%)(1)

U.S. Dollar-denominated interest rate swaps	LIBOR	318,088	27,525	5.6	5.1

(1)	Excludes the margin the Company pays on its variable-rate debt, which as at June 30, 2009 ranged from 0.65% and 0.75%.
Counterparty Credit Risk

The Company is potentially exposed to credit loss in the event of non-performance by the counterparties to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or Aa3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS (unaudited)
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
6.	Derivative Instruments and Hedging Activities (cont’d)

During the six months ended June 30, 2009 and 2008, the Company recognized the following realized and unrealized gains (losses) relating to its derivative instruments:

	Six Months Ended
	June 30,
	2009	2008
	$	$

Cash Flow Hedges:
Gains (losses) recognized in:
Vessel operating expenses	(422)	—
General and administrative	167	—
Accumulated other comprehensive income (loss)	1,094	—

(Gains) losses reclassified from:
Accumulated other comprehensive income (loss)	632	—

Non-Designated Derivatives:
Gains (losses) recognized in:
Realized and unrealized gain (loss) on non-designated derivative instruments (1)	477	1,438
Realized and unrealized gain (loss) on non-designated derivative instruments (2)	12,700	(2,089)

(1)	Foreign exchange forward contracts

(2)	Interest rate swap agreements
As at June 30, 2009, the Company’s accumulated other comprehensive income included $0.6 million of unrealized losses (net of tax of $0.2 million) on foreign currency forward contracts designated as cash flow hedges ($1.8 million — December 31, 2008) and the remaining balance is from defined benefit pension plans. As at June 30, 2009, the Company estimated, based on June 30, 2009 foreign exchange rates, that it would reclassify approximately $0.6 million of net losses on foreign currency forward contracts (net of tax of $0.3 million) from accumulated other comprehensive loss to earnings during the next 12 months.

7.	Fair Value Measurements and Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the carve-out balance sheets.

Long-term debt — The fair values of the Company’s long-term debt are based on estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of Teekay.

Derivative instruments — The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of both Teekay and the derivative counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS (unaudited)
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those financial instruments that are measured at fair value on a recurring basis is as follows:

		June 30, 2009

	Fair Value	Carrying Amount	Fair Value
	Hierarchy	Asset (Liability)	Asset (Liability)
	Level	$	$

Cash and cash equivalents		1,696	1,696
Long-term debt		(140,138)	(133,813)
Derivative instruments (note 6)
Interest rate swap agreements	Level 2	(27,525)	(27,525)
Foreign currency forward contracts	Level 2	(901)	(901)
8.	Related Party Transactions

The following related party transactions consist of allocations from Teekay, the basis for which is explained in note 2.
a)	General and administrative expenses (consisting primarily of salaries, defined benefit pension plan benefits, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) have been allocated to the Company from Teekay based on estimated use of resources. The amount allocated was $3.2 million for the six months ended June 30, 2009, and $3.5 million for the same period in 2008.

b)	Interest expense on credit facilities of Teekay that were used to finance the acquisition of the Varg have been allocated to the Company. The amount allocated was $4.7 million for the six months ended June 30, 2009, and $7.9 million for the same period in 2008.

c)	Interest rate swaps of Teekay that were entered into to offset increases or decreases in the variable-rate interest payments of the Varg Credit Facilities and the corporate facilities have been allocated to the Company. The amount of the gain (loss) allocated was $12.7 million for the six months ended June 30, 2009, and ($2.1) million for the same period in 2008. These amounts are reflected in the unrealized gain (loss) on non-designated derivative instruments in the carve-out statements of income.

d)	Foreign exchange forward contracts of Teekay that were entered into to minimize the impact from changes in the foreign exchange rate between the Norwegian Kroner and the US Dollar on operating expenses of the Varg have been allocated to the Company. The amount of the gain (loss) allocated was ($1.5) million for the six months ended June 30, 2009, of which ($0.4) million is reflected in vessel operating expenses, $0.2 million is reflected in general and administrative expenses, $0.4 million in realized and unrealized gain (loss) on non-designated derivative instruments and ($1.7) million in other comprehensive income. The amount of the gain (loss) allocated was $1.4 million for the six months ended June 30, 2008, all of which was reflected in unrealized gain (loss) on non-designated derivative instruments in the carve-out statements of income.

e)	Teekay uses a centralized treasury system. As a result, cash and cash equivalents attributable to the operations of the Company were in certain cases, co-mingled with cash and cash equivalents from other operations of Teekay. Cash and cash equivalents in co-mingled bank accounts is not reflected in the balance sheet of the Company. However, any cash transactions from these bank accounts that were made on behalf of the Company are reflected in these carve-out financial statements as increases or decreases in owner’s equity. The net amount of these equity contributions was $119.3 million for the six months ended June 30, 2009, and $161.6 million for the same period in 2008.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS (unaudited)
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
9.	Pension Benefits

The Company has two defined benefit pension plans (or the Plans) covering certain of its employees. The components of net periodic pension cost consisted of the following:

	Six Months Ended June 30,
	2009	2008
	$	$

Net periodic pension cost:
Service cost	643	552
Interest cost	180	158
Expected return on plan assets	(179)	(180)
Administration expenses	27	6
Amortization of net actuarial losses	76	—
Payroll tax	95	76

Net cost	842	612

10.	Recent Accounting Pronouncements Not Yet Adopted
a)	In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 (or SFAS No. 168). SFAS No. 168 identifies the source of authoritative generally accepted accounting principles (or GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this Statement, SFAS No. 168 will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the SFAS No. 168 will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted SFAS No. 168 on July 1, 2009 and it did not have an impact on the carve-out financial statements.

b)	In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (or SFAS No. 167). SFAS No. 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No. 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS No. 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on our carve-out financial statements.

c)	In June 2009, the FASB issued SFAS No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 (or SFAS No. 166). SFAS No. 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. SFAS No. 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on our carve-out financial statements.

d)	In August 2009, the FASB issued an amendment to FASB ASC 820, Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment will be effective for the Company on October 1, 2009. The Company is currently assessing the potential impacts, if any, on its carve-out financial statements.

e)	In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2010. The Company is currently assessing the potential impacts, if any, on its carve-out financial statements.

PETROJARL VARG
NOTES TO CARVE-OUT FINANCIAL STATEMENTS (unaudited)
(tabular amounts stated in thousands of U.S. dollars, except as otherwise indicated)
11.	Subsequent Events

The Company evaluated events and transactions occurring after the balance sheet date and through the day the carve-out financial statements were issued. The date of issuance of the carve-out financial statements was March 16, 2010.
a)	On September 10, 2009, Teekay sold its 100% interest in the Varg, together with its four-year fixed contract with Talisman Energy Norge AS, to Teekay Offshore for a purchase price of $320 million. The purchase was financed with $220 million of vendor financing made available by Teekay and the remainder was financed from existing debt facilities of Teekay Offshore. The $220 million vendor financing from Teekay Corporation is comprised of two tranches. The senior tranche is a $160 million short-term facility bearing interest at LIBOR plus a margin of 3.25%. The junior tranche is a $60 million unsecured subordinated debt facility with a maximum term of five years and bears interest at 10% per annum.

b)	Teekay used $100 million of the purchase price, along with other funds to prepay all amounts outstanding under the Varg Credit Facilities.

c)	Immediately preceding the sale of the Varg to Teekay Offshore, Teekay settled certain interest rate swaps, the Varg’s share of which had a notional amount of $84.8 million. The Varg’s share of the settlement cost was $3.2 million.